WOOBIE, INC.

FINANCIAL STATEMENTS

For the fiscal period ending Jun 30, 2021

(Unaudited)

Balance Sheet

Woobie, Inc.
As of June 8, 2021

	JUN 8, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Brex Cash Account	4,476.94
Woobie Ops ...2536	76.77
Total Cash and Cash Equivalents	**4,553.71**
Vendor Credits	5,000.00
Total Current Assets	**9,553.71**
Total Assets	**9,553.71**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	3,670.00
Total Current Liabilities	**3,670.00**
Total Liabilities	**3,670.00**
Equity	
Additional Paid-in Capital	10,191.79
Current Year Earnings	(4,388.08)
Owner's Capital	80.00
Total Equity	**5,883.71**
Total Liabilities and Equity	**9,553.71**

Income Statement (Profit and Loss)

Woobie, Inc.
For the period January 1, 2021 to June 8, 2021

	JAN 1-JUN 8, 2021
Income	
Discount Received	5,000.00
Total Income	**5,000.00**
Cost of Goods Sold	
Cost of Goods Sold	1,161.31
Subcontractors	3,670.00
Total Cost of Goods Sold	**4,831.31**
Gross Profit	**168.69**
Operating Expenses	
Advertising	624.33
Business License & Fees	182.65
Dues & Subscriptions	2,230.18
Hubspot	575.37
Insurance	216.50
Meals & Entertainment	39.60
Miscellaneous	15.00
Payroll Tax Expense	49.64
Reimbursable Expense	20.00
Stripe Fees	3.23
Wages & Salaries	600.27
Total Operating Expenses	**4,556.77**
Operating Income	**(4,388.08)**
Net Income	**(4,388.08)**

Statement of Owners' Equity

Woobie, Inc.
For the year ended December 31, 2021

	2021
Equity	
Opening Balance	-
Additional Paid-in Capital	10,191.79
Current Year Earnings	(4,388.08)
Owner's Capital	80.00
Total Equity	**5,883.71**

Woobie, Inc. Summary Capitalization Table

As of 06/08/2021 • Generated by David Spencer (david.spencer@getwoobie.com) at 06/08/2021 07:37:02

carta

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership		Cash Raised
Common Stock classes						
Common Shares Stock	10,000,000	4,266,676	4,266,676	95.3090%	$	84.27
Total Common Stock issued and outstanding			4,266,676	95.3090%	$	84.27
Convertibles						
Total Convertibles issued					$	-
Woobie, Inc. 2021 EIP	210,000					
RSAs not purchased				0.0000%		
Options and RSUs issued and outstanding				0.0000%		
Shares available for issuance under the plan			210,000	4.6910%		
Totals			4,476,676	100.0000%	$	84.27

Statement of Cash Flows

Woobie, Inc.
For the 6 months ended June 30, 2021

	JAN-JUN 2021
Operating Activities	
Receipts from customers	5,000.00
Payments to suppliers and employees	(5,718.08)
Net Cash Flows from Operating Activities	**(718.08)**
Investing Activities	
Other cash items from investing activities	(5,000.00)
Net Cash Flows from Investing Activities	**(5,000.00)**
Financing Activities	
Other cash items from financing activities	10,271.79
Net Cash Flows from Financing Activities	**10,271.79**
Net Cash Flows	**4,553.71**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Net cash flows	4,553.71
Cash and cash equivalents at end of period	4,553.71
Net change in cash for period	**4,553.71**

WOOBIE, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal period ending Jun 30, 2021

1. ORGANIZATION AND PURPOSE

WOOBIE, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a cloud decision intelligence platform and derives revenue from software subscription and usage fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal period ended June 30, 2021, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.